

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Peter Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

     **Re:    Seven Arts Entertainment Inc.**
             **Preliminary Proxy Statement on Form 14A**
             **Filed August 9, 2012**
             **File No. 001-34250**

Dear Mr. Hoffman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm to us that you have not printed or mailed a definitive proxy statement.

2. Please revise to include your financial statements pursuant to Items 11 and 13(a) of Schedule 14A. Refer to Instruction 1 to Item 13 of Schedule 14A.

Proposal No. 1 – Authorize Board of Directors to Implement a Reverse Split, page 6

3. Please revise you disclosure in this section to describe the dilutive effect of the proposed reverse stock split on your shareholders.

4. Please revise to disclose whether you have any current plans, arrangements or understandings to issue additional shares of common stock that will be available as a result of the reverse stock split.

5.  Please provide us with analysis under Nevada law that proposal No. 1 is valid without inclusion of the reverse stock split ratio or a range of ratios.  To the extent such a proposal is valid, please disclose that your board has unlimited flexibility in determining the ratio.  Please also discuss the impact that an extreme ratio could have on your shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     via e-mail
        Randy Katz, Esq.
        Baker & Hostetler LLP